Jay Dackman, Lead Investor, on why he's investing $250,000 this round:

I'm a die-hard sports fan with deep Baltimore roots, but I don't bet on games, matches, or the score of anything athletic. I'm a purist. I believe wholeheartedly that sports are meant to be enjoyed, not commoditized or simply given a price tag. My emotional attachment stems from the suspense of a pitcher's duel, the grueling uphill climb of an alpine bike race, or the arm's length victory of a world-class marathoner running on fumes. But I also have a life beyond sports. I'm a lawyer, real estate developer, and angel investor. My work involves placing confidence and investment in ventures, founders, and business models with bright futures. In other words, I place bets on builders. I'm betting on JBRDS because I believe their team is strategic, authentic, experienced, focused on practical and innovative pathways to product and market dominance, and forward-looking. They not only have a vision and mission worth believing in, they have a product roadmap, company growth strategy, and noble ambitions shared between veteran founders to start every kid off on the right foot. As a cyclist, I obsess over the design of my bike, its parts, and how I feel mid-ride. And I tend to focus on how the bike and every piece that makes it work impacts my experience—whether I'm out for an hour ride through the neighborhood or pedaling 50 miles across state lines. I take a similarly granular approach to learning about the businesses I choose whether or not to invest in and support. I look at the whole picture. And I examine every piece that makes up a company from the executive team to the product design to the supply chain to the customer acquisition strategy—now and where it's heading in 5-10-50 years. After taking the time to connect with each member of the founding team and learn about where they want to take the company, I am convinced JBRDS is setting out to not only be a baby's first pair of shoes, but the dedicated outfitter who delivers quality footwear designed for young feet to run, play, walk, and remain active during extremely formative years. In short, the JBRDS product is truly innovative in design and function. They have a bright future like many of the babies, toddlers, and kids who wear a pair or many of their shoes. The JBRDS team is worth betting on.